Guild Wars 2 China Pre-Open Beta Celebration Event Hosted in Beijing

BEIJING, May 13, 2014 - KongZhong Corporation (KONG), a leading provider of digital entertainment services for consumers in the PRC, today hosted the Pre-Open Beta Celebration Event for Guild Wars 2 on May, 13th, 2014, called “Guild Wars 2 Evening of Celebration Event”. Leilei Wang, CEO of Kongzhong Corporation and Mike O’Brien, President of ArenaNet, together announced the May 15th Open Beta of Guild Wars 2 along with the teams of Kongzhong and ArenaNet.

The event was hosted at 8 pm at the innovative and prestigious 751D Park in Beijing. Famous VIPs and celebrities from both the Chinese gaming and entertainment industries attended the event along with hundreds of influential Chinese gamers and guild leaders.

At the event, Mike O’Brien shared with players Arenanet's vision for Guild Wars 2, which is a game to challenge outdated assumptions about what MMOs have been, and to make a game that instead shows what MMOs can be. In addition, he shared with Chinese players that Guild Wars would be a truly global game with synchronized global content for both Western and Chinese players. Leilei Wang expressed his gratitude for the remarkable partnership that KongZhong has with ArenaNet, his promise of providing the highest quality game service in China through Guild Wars 2 and his confidence of Guild Wars 2’s strong future performance in the Chinese online game market. Both sides gave their best wishes to the game and its Chinese community.

Also at the event, Guild Wars 2 partnership with Mazda was revealed through the debut of Guild Wars art-stylized Mazda cars driven on stage by the ArenaNet team. The celebration event finale was capped by the unveiling a 10-meter high "Rytlock" Charr statue after the stunning performance of Guild Wars 2’s theme song “Fear Not This Night”, by Chinese pop star Summer.

About KongZhong

KongZhong (KONG), listed in Nasdaq in 2004, is one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. Within Internet games, KONG has the exclusive publishing rights for World of Tanks, World of Warplanes, World of Warships, Guild Wars 2 and other titles in mainland China. Since the acquisition of our proprietary smartphone game engine platform in 2011, KONG has expanded our smartphone game development team across 4 cities in China currently developing over 10 smartphone games across various genres, including MMORPG, RTS, military, and fantasy.

For information, please contact:

Jay Chang

KongZhong Corporation

Tel: +86-10-8857-6000

Email: ir@kongzhong.com

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